Mail Stop 4561

July 19, 2006

Stuart Turk, President
On the Go Healthcare, Inc.
85 Corstate Avenue, Unit #1
Concord, Ontario
Canada L4K 4Y2

> **RE:** **On the Go Healthcare, Inc.**
> **Registration Statement on Form SB-2**
> **Filed on June 22, 2006**
> **Commission File No. 333-135212**

Dear Mr. Turk:

We have limited our review of your filing to the matters addressed by the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that the equity line arrangement concerning the shares to be registered was entered into on February 27, 2004. Please confirm our understanding to this effect or advise us to the contrary. Also, tell us whether there have been any addendums, amendments or modifications to the February 27, 2004, agreement

that is referenced as Exhibit 10.2 to this registration statement. Please ensure that any addendums, amendments or modifications to the February 27, 2004 agreement have been provided as exhibits.

2. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Cover Page

3. In the first paragraph, please clarify that 40 million of the shares being offered relate to the equity line financing arrangement with Dutchess Private Equities Fund, and that the remaining shares are offered by 13 other shareholders who are listed on page 15.

Prospectus Summary, Page 5

4. In the second paragraph under the heading "The Investment Agreement", you refer to an initial registration of 30 million shares, which was followed by a second registration relating to an additional 6.5 million shares. Then, you refer to sales of 5,302,287 and indicate that 1,197,223 shares remain available for sale under the second of the two registration statements. Please clarify whether some or all of the 30 million shares were sold, and discuss the relationship between those shares and the shares you propose to issue under the latest filing.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief

cc.   Amy Trombly, Esq.
        by facsimile: 617-243-0066